Splash Beverage Group, Inc.

1314 E Las Olas Blvd, Suite 221

Fort Lauderdale, FL 33301

(954)-745-5815

December 23, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street NE

Washington, D.C. 20549

Re:	Splash Beverage Group, Inc.
Registration Statement on Form S-1
Filed December 22, 2025
File No. 333-292368

Ladies and Gentlemen:

In accordance with Rule 461 promulgated pursuant to the Securities Act of 1933, Splash Beverage Group, Inc. is hereby requesting that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective at 4:00 pm, Eastern Time on Monday, December 29, 2025, or as soon thereafter as may be practicable.

Please direct any questions concerning this letter to Constantine Christakis, Esq. or Michael D. Harris, Esq. of Nason Yeager Gerson Harris & Fumero, P.A., the Company’s legal counsel, at 561-302-6158, cchristakis@nasonyeager.com, or 561-644-2222, mharris@nasonyeager.com.

Sincerely,

Splash Beverage Group, Inc.

By:	/s/William Meissner
William Meissner, President